Exhibit 12

Ratio of Earnings to Fixed Charges

	Fiscal Year (number of weeks)
($ in millions except ratios)	2017 (53)	2016 (52)	2015 (52)	2014 (52)	2013 (52)
Earnings before income taxes and interest expense	$1,498	$1,199	$1,530	$2,088	$2,154
Less: capitalized interest, net	(9)	(9)	(8)	(7)	(8)
Total fixed charges	544	548	533	551	522
Earnings for calculation	$2,033	$1,738	$2,055	$2,632	$2,668
Fixed charges:
Gross interest incurred	$74	$75	$59	$75	$61
Interest portion of rent expense (1)	470	473	474	476	461
Total fixed charges	$544	$548	$533	$551	$522
Ratio of earnings to fixed charges	3.7	3.2	3.9	4.8	5.1
__________
(1) The interest portion of rent expense for all fiscal years presented was calculated as 36 percent of rent expense.